Exhibit 99.1
Income Statement by activity
Unaudited

	For the three months ended September 30,
	2026			2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	37,611	35,981	1,745	37,206	36,296	1,020
Cost of revenues	34,190	32,715	1,590	38,291	37,499	902
Selling, general and other costs	2,303	2,186	117	2,221	2,141	80
Research and development costs	1,326	1,326	—	1,942	1,942	—
Gains/(losses) on disposal of investments	—	—	—	13	13	—
Restructuring costs	66	66	—	401	401	—
Share of the profit/(loss) of equity method investees	(57)	(13)	(44)	(65)	(118)	53
Operating income/(loss)(1)	(331)	(325)	(6)	(5,701)	(5,792)	91
Net financial expenses/(income)	201	201	—	(6)	(6)	—
Profit/(loss) before taxes	(532)	(526)	(6)	(5,695)	(5,786)	91
Tax expense/(benefit)	(79)	(99)	20	(1,163)	(1,122)	(41)
Result from intersegment investments	—	(26)	—	—	132	—
Net profit/(loss)	(453)	(453)	(26)	(4,532)	(4,532)	132

Adjusted operating income/(loss)(1)(2)	256	144	112	90	3	87
Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Refer to the Stellantis N.V. Interim Report for the three and nine months ended September 30, 2026 - Non-GAAP Financial Measures
(2) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis N.V. Interim Report for the three and nine months ended September 30, 2026 - Management discussion and analysis - Company results

	For the nine months ended September 30,
	2026			2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	119,225	115,122	4,434	111,467	109,065	2,708
Cost of revenues	106,601	102,911	4,021	106,558	104,495	2,369
Selling, general and other costs	7,088	6,804	284	6,395	6,183	212
Research and development costs	4,074	4,074	—	5,313	5,313	—
Gains/(losses) on disposal of investments	59	59	—	(191)	(190)	(1)
Restructuring costs	548	548	—	923	923	—
Share of the profit/(loss) of equity method investees	86	(33)	119	(498)	(725)	227
Operating income/(loss)(1)	1,059	811	248	(8,411)	(8,764)	353
Net financial expenses/(income)	553	553	—	154	154	—
Profit/(loss) before taxes	506	258	248	(8,565)	(8,918)	353
Tax expense/(benefit)	289	221	68	(1,777)	(1,644)	(133)
Result from intersegment investments	—	180	—	—	486	—
Net profit/(loss)	217	217	180	(6,788)	(6,788)	486

Adjusted operating income/(loss)(1)(2)	1,989	1,626	363	630	287	343
Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Refer to the Stellantis N.V. Interim Report for the three and nine months ended September 30, 2026 - Non-GAAP Financial Measures
(2) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis N.V. Interim Report for the three and nine months ended September 30, 2026 - Management discussion and analysis - Company results

Statement of Financial Position by activity
Unaudited

	At September 30, 2026			At December 31, 2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	30,015	29,881	134	29,176	29,046	130
Other intangible assets	16,042	15,867	175	15,709	15,540	169
Property, plant and equipment	47,110	32,932	14,178	42,958	32,108	10,850
Equity method investments	7,507	13,545	3,567	7,276	12,336	3,516
Deferred tax assets	6,596	6,490	106	6,383	6,297	86
Inventories	25,289	25,031	258	22,153	22,080	73
Assets sold with a buy-back commitment	4,697	4,697	—	3,616	3,616	—
Trade receivables	6,063	6,179	96	5,662	5,812	115
Tax receivables	1,615	1,565	50	1,393	1,464	53
Other assets and prepaid expenses	33,904	14,741	21,648	26,895	13,773	15,937
Financial assets	6,200	5,621	579	3,781	3,235	546
Cash and cash equivalents	29,046	27,012	2,034	30,146	28,198	1,948
Assets held for sale	323	323	—	5	5	—
TOTAL ASSETS	214,407	183,884	42,825	195,153	173,510	33,423
Equity and Liabilities
Equity	61,763	61,763	9,605	54,001	54,001	8,576
Employee benefits liabilities	5,003	4,999	4	5,312	5,308	4
Provisions	30,789	30,628	161	32,913	32,809	104
Deferred tax liabilities	1,260	826	434	1,294	874	420
Debt	55,999	26,998	31,390	45,947	25,630	23,035
Trade payables	30,973	31,062	175	29,999	30,082	211
Other financial liabilities	60	43	17	36	19	17
Tax liabilities	1,120	1,001	119	911	826	209
Other liabilities	27,262	26,386	920	24,740	23,961	847
Liabilities held for sale	178	178	—	—	—	—
TOTAL EQUITY AND LIABILITIES	214,407	183,884	42,825	195,153	173,510	33,423
Figures presented for Industrial activities and Financial services include intersegment transactions

Statement of Cash Flows by activity
Unaudited

	Nine months ended September 30,
	2026			2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Profit/(loss) before taxes	506	438	248	(8,565)	(8,432)	353
Adjustments for non-cash items				—	—	—
depreciation and amortization	4,736	4,702	34	5,301	5,260	41
other non-cash items	1,071	842	229	3,267	3,082	185
(gains)/losses on disposals	(61)	(61)	—	137	138	(1)
share of the (profit)/loss of equity method investees	(81)	(142)	(119)	498	239	(227)
Change in provisions and employee benefits liabilities	(2,414)	(2,422)	8	2,693	2,690	3
Net change in receivables related to financial services activities	(4,281)	—	(4,281)	(3,281)	—	(3,281)
Change in carrying amount of leased vehicles	(2,591)	334	(2,925)	(4,225)	241	(4,466)
Dividends received	192	300	112	227	208	171
Income tax received/(paid), net	(2)	62	(64)	(80)	(236)	156
Change in working capital	(3,892)	(3,693)	(199)	(2,810)	(3,082)	272
Net cash from/(used in) operating activities of discontinued operations	—	—	—	—	—	—
Net cash from/(used in) operating activities	(6,817)	360	(6,957)	(6,838)	108	(6,794)
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies	36	(27)	63	415	310	105
Acquisitions of consolidated subsidiaries and equity method investments	(354)	(520)	(29)	(324)	(935)	(87)
Proceeds from disposals of property, plant and equipment and intangible assets	29	29	—	172	172	—
Investments in property, plant and equipment and intangible assets	(4,551)	(4,516)	(35)	(6,187)	(6,153)	(34)
Change in amounts payable on property, plant and equipment and intangible assets	(295)	(295)	—	(856)	(856)	—
Changes in loans to joint ventures and associates	(213)	(213)	—	172	134	38
Change in securities	(2,006)	(2,083)	77	2,959	3,082	(123)
Other	8	9	(1)	(2)	10	(12)
Net cash from/(used in) investing activities of discontinued operations	—	—	—	—	—	—
Net cash from/(used in) investing activities	(7,346)	(7,616)	75	(3,651)	(4,236)	(113)
Distributions paid	(2)	(2)	(220)	(1,962)	(1,962)	(152)
Proceeds from issuance of shares	15	15	195	—	—	586
(Purchases)/sales of treasury shares	—	—	—	—	—	—
Changes in debt and other financial assets and liabilities	7,909	989	6,920	6,625	(362)	7,099
Issuance/(repayment) of perpetual notes	4,927	4,927	—	—	—	—
Coupon paid on perpetual notes	(77)	(77)	—	—	—	—
Other	(47)	(47)	—	—	—	—
Net cash from/(used in) financing activities of discontinued operations	—	—	—	—	—	—
Net cash from/(used in) financing activities	12,725	5,805	6,895	4,663	(2,324)	7,533
Effect of changes in exchange rates	470	397	73	(1,254)	(1,189)	(65)
Less: increase/(decrease) in cash and cash equivalents included in asset held for sale	(132)	(132)	—	294	295	(1)
Increase/(decrease) in cash and cash equivalents	(1,100)	(1,186)	86	(6,786)	(7,346)	560
Net cash and cash equivalents at beginning of period	30,146	28,198	1,948	34,100	32,409	1,691
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,046	27,012	2,034	27,314	25,063	2,251
Figures presented for Industrial activities and Financial services include intersegment transactions